EXHIBIT 99.1

Notice of Grant of Stock Options And Option Agreement – Non-Qualified	MTS SYSTEMS CORPORATION ID: 41-0908057 14000 Technology Drive Eden Prairie, MN 55344

«First» «MI» «Last» «Address» «M_2nd_Line» «City» «Rg» «Postal_code»	Option Number: Plan: ID:	«Number» 2011 «ID»

Effective «Option_Date», you (the “Participant”) have been granted an Option to buy «Shares» shares of MTS SYSTEMS CORPORATION (the Company) stock at $«Price» per share. This Option is granted pursuant to the Company’s 2011 Stock Incentive Plan (the “Plan”) and is classified as a Non-Qualified Stock Option.

The total option exercise price of the shares granted is $«Total_Price».

Shares under this Option will become fully vested and exercisable on the following dates, subject to earlier vesting and exercise as described in the Plan:

Shares	Date Shares Vest and are First Exercisable
«SharesY1»	«DateY1»
«SharesY2»	«DateY2»
«SharesY2»	«DateY3»

By accepting this grant via this website, you and the Company agree that the option evidenced by this Option Agreement is subject to the following:

A.
This Option is governed by all the terms, provisions and conditions set forth in the Company’s 2011 Stock Incentive Plan, as amended, and by Uniform Terms and Conditions Applicable to Option Grants adopted by the Compensation Committee (the “Committee”) of the Board of Directors of the Company, which are incorporated herein.

B.
This option shall expire on «mergedate», but may expire earlier in the event your services with the Company are terminated or a change in control of the Company occurs, as further described in the Plan.

C.
Neither the Plan nor this Agreement confers any right with respect to continuance of your services to the Company or any of its subsidiaries nor restricts your right to terminate services to the Company at any time.

D.
The shares of stock received as a result of the exercise of this Option may be recouped at the discretion of the Committee if certain events occur, including termination of your services to the Company or you compete with the Company after termination of your services in violation of your agreements with the Company, or upon certain acts detrimental to the Company, as further described in the Plan.

E.
The Committee may amend or terminate the Plan and this Option at any time, provided that no such action shall impair any rights that have accrued at the time of amendment or termination without your consent.

F.	This electronic document and your acceptance are the only evidence of this grant and no paper copy will be sent to you to evidence the grant and your acceptance.

«Option_Date»
MTS SYSTEMS CORPORATION	Date

UNIFORM TERMS AND CONDITIONS APPLICABLE TO
EMPLOYEE OPTION GRANTS UNDER
THE MTS SYSTEMS CORPORATION 2011 STOCK INCENTIVE PLAN

Pursuant to the authority set forth in Section 5.2 of the MTS Systems Corporation 2011 Stock Incentive Plan (the “Plan”), the Compensation Committee (the “Committee”) of the Board of Directors hereby establishes the following uniform terms and conditions that apply to any and all Options granted under the Plan to employees (the “Participant”), in addition to the terms set forth in the Plan (Section references are to Sections of the Plan):

Terms Applicable to Options

1.
All unexercised Options shall expire immediately following the seventh anniversary of the date of grant of the Option, subject to earlier expiration as set forth in the Plan, including for Cause, a Qualifying Event, a Change in Control, or the dissolution or liquidation of MTS. (Section 7.2). If the Qualifying Event is termination of employment, the Option shall expire at 5 pm CST on the 90th day after the date of termination (180th day after the date of termination as a result of death, disability, or retirement).

2.
The Option shall be exercisable as to one-third of the total number of Shares from and after the first anniversary of the date of grant; an additional one-third of the total number of Shares from and after the second anniversary of the date of grant, and the remainder of Shares from and after the third anniversary of the date of grant of the Option, subject to the earlier exercise of the Option under the terms the Plan or at the discretion of the Committee. (Section 7.1(e)).

3.	The Option may not be sold, transferred, pledged, assigned or otherwise alienated, except upon the death of the Participant by will or the laws of descent and distribution. (Section 7.1(h)).

4.
Any Option of a Participant who is on: (a) a qualified military leave; (b) an MTS-approved leave of absence of less than 90 days; or (c) an MTS-approved leave of greater than 90 days and MTS is obligated by statute or written contract to re-employ the Participant at the end of the approved leave, shall not expire and if an Incentive Stock Option (ISO), shall continue to constitute an ISO during the leave period.  If the Participant does not return to employment with MTS within 30 days of the end of the military or an MTS-approved leave, the Participant will incur a termination of employment as of the last day of the approved leave period, and the Option will expire at 5 pm CST on the 90th day after the date of termination of employment.  If a Participant is on an MTS-approved leave of absence of more than 90 days but whose re-employment with MTS is not provided by statute or contract, the Option will not expire during the period of leave but if an ISO, shall constitute a Non-qualified Stock Option (NQSO) from and after 180 days following the commencement of the leave of absence.  In that case, if the Participant does not return to employment with MTS prior to the end of the approved leave period, the Option will expire at 5 pm CST on the last day of the approved leave period.  (Section 13.4) The Vice President of Human Resources of MTS has been delegated the authority to approve all leaves of absence and to enter into such contracts to provide for re-employment for purposes of the Plan. (Section  5.3).

5.
MTS may make an equitable adjustment in the number of Shares with respect to any outstanding Option for which the exercise period has not lapsed in the event of any change in the capital structure of MTS, including but not limited to such changes as stock dividends or stock splits. (Section 3.4) Any additional Shares issued to the Participant as a result of any of the foregoing events shall continue to be subject to the terms set forth herein to the same extent as the Shares giving rise to the right to receive such additional Shares.

6.	Nothing in this Agreement shall modify or reduce the rights or discretions of the Committee set forth in the Plan, including but not limited to:
a. Cashing out or requiring the exercise of Options upon a Change in Control (Section 11.3);
b. Modifying Options to comply with tax laws or upon dissolution or liquidation of MTS (Section 12.3);
c. Requiring Shares to be held in escrow (Section 13.6); or
d. Amending the terms and conditions of any Option consistent with Section 12.3.

7.
MTS shall recover all or any portion of the Options, any Shares issued under the Plan (or the proceeds thereof), and shall take such other action, including recovery out of other amounts paid or owing to the Participant, in an amount and under such conditions as required by law. (Section 13.8)

8.
MTS may, in its sole discretion, reduce, cancel, forfeit or recoup any rights, payments or benefits paid or otherwise due to the Participant, including any Shares issued under any Option or the Plan for Cause (including termination of employment as a result), breach of any noncompetition, confidentiality, nonsolicitation, noninterference, corporate property protection or any other agreement between MTS and Participant or any other action of the Participant that the Committee deems detrimental to the business or reputation of MTS or any of its subsidiaries. (Section 13.8) The Committee hereby delegates to the Chief Executive Officer the authority and discretion to exercise the rights under Section 13.8 with respect to Shares held by and other payments paid or due to persons other than the executive officers of MTS. If MTS intends for the Option to be accounted for as equity, MTS shall delay the exercise of the rights under Section 13.8 for the period as may be required to preserve such accounting treatment.

9.
Nothing in this Agreement shall be construed as constituting a commitment, guaranty, agreement or understanding of any kind or nature that MTS or its subsidiaries will retain the services of the Participant as an employee, director or consultant, and this Agreement shall not affect in any way the right of MTS or its subsidiaries or the Participant to terminate the relationship as an employee, director or consultant at any time or for any reason in accordance with the procedures governing such termination, without any liability or claim under the Plan.

Conditions of Exercise of Option

10.
In payment of the exercise price of an Option in a form other than cash, the Participant may: (a) deliver or attest to the ownership of unrestricted Shares (including Shares issuable under this Option) having a Fair Market Value equal to the exercise price; (b) deliver with the exercise notice, irrevocable instructions to a broker to promptly deliver to MTS the amount of sale or loan proceeds to pay the exercise price, except in the event, in the opinion of counsel to MTS, such right constitutes a direct or indirect loan in violation of federal securities laws. (Section 7.2(f)).

11.
As a condition to MTS’s obligation to issue Shares upon exercise of the Option, the Participant shall pay or make arrangements for the payment of any required tax withholding applicable to the vesting of the Units and issuance of the Shares in settlement therefore. A Participant may elect by written notice to MTS to satisfy part or all of the withholding tax requirements associated with the award by: (a) authorizing MTS to retain from the number of Shares that would otherwise be deliverable to the Participant, except to the extent such retention would violate applicable securities laws; or (b) delivering to MTS from Shares already owned by the Participant that number of Shares having an aggregate Fair Market Value equal to part or all of the tax payable by the Participant under this Section, and in the event Shares are withheld or delivered, the amount withheld shall not exceed the statutory minimum required federal, state, FICA and other payroll taxes. (Section 9.6).

12.
Shares shall be issued only if and to the extent such issuance is in compliance with all applicable securities laws or is otherwise exempt from such laws. The Participant may be required to sign a document satisfactory to MTS that, among other things, the Participant is purchasing the Shares for investment purposes and not with a view to sell or distribute the Shares except in compliance with applicable securities laws. (Section 8.2)

Terms Applicable to Shares

13.
The Participant shall immediately notify the Human Resources department of MTS in the event the Participant sells or otherwise disposes of any Shares issued pursuant to an ISO on or before the later of: (a) the date two years after the date of grant of the Option or (b) the date one year after the exercise of such Option. The Participant shall cooperate with MTS to enable MTS to properly report such disposition for tax purposes, and agrees to include any compensation income as a result of the disposition in the Participant’s income for federal tax purposes. (Section 9.7)

14.
Any “affiliate” (as defined in Rule 144 under the Securities Exchange Act) shall exercise and shall resell any Shares acquired upon exercise of the Option only in accordance with the applicable requirements of the MTS Insider Trading Policy, as amended from time to time, and any other requirements under applicable securities laws. (Section 8.1).

Except to the extent specifically provided in this Agreement, this Option shall be subject to and governed by the terms and conditions of the Plan, which shall be incorporated as though fully set forth herein. The foregoing terms and conditions shall remain in effect until further modified by action of the Committee, either in the form of a modification of these terms and conditions or by a written term or condition set forth in any individual award approved by the Committee subsequent to the date of adoption of these terms and conditions, provided that no change shall adversely affect any accrued right of the Participant without the Participant’s written consent.